Filed by The Cooper Companies, Inc.

(Commission File No.: 1-8597)

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Ocular Sciences, Inc.

(Commission File No.:0-22623)

This filing relates to a proposed acquisition (the “Acquisition”) by The Cooper Companies, Inc. (“Cooper”) of Ocular Sciences, Inc. (“Ocular Sciences”) pursuant to the terms of an Agreement and Plan of Merger, dated as of July 28, 2004 (the “Merger Agreement”), by and among Cooper, TCC Acquisition Corp., a wholly owned subsidiary of Cooper, and Ocular Sciences. The Merger Agreement is on file with the Securities and Exchange Commission (“SEC”) as an exhibit to the Current Report on Form 8-K filed by Cooper on July 29, 2004, and is incorporated by reference into this filing.

The following is a transcript of a conference call held by Cooper and Ocular Sciences on July 29, 2004 relating to the definitive agreement pursuant to which Cooper will acquire Ocular Sciences. A recording of this conference call is archived and available on Cooper’s and Ocular Science’s respective web sites.

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the Cooper Companies acknowledge of Ocular Sciences conference call. My name is Mike, and I’ll be your conference coordinator today. At this time all participants are in a listen-only mode, and we’ll be facilitating a question-and-answer session towards the end of this conference. If, at any time, during the call you require assistance, please press star followed by zero, and a coordinator will be happy to assist you. I would now like to turn the presentation over to your host of today’s call, Mr. Norris Battin, vice president of Investor Relations and Communications, for the Cooper Companies’ introductions. Please proceed, sir.

Norris Battin - Cooper Companies - VP of Investor Relations

Thanks a lot, Mike. Good morning to everybody. We are very excited to be here. We hope you are, too. I’d like to introduce you to the participants in the call this morning. Tom Bender, the chairman and chief executive officer of the Cooper Companies; John Fruth, the chairman of Ocular Sciences, and Robert Weiss, Bob Weiss, the executive vice president and chief financial officer of the Cooper Companies.

With that brief introduction, I’ll turn the call over to Tom for his presentation and opening remarks.

Tom Bender - Cooper Companies - CEO

Thank you, Norris, and thank all of you for dialing in today and listening to what we have to say about something extremely — not only important but exciting for both the Cooper shareholders as well as the Ocular Science shareholders. The agenda that I’m going to follow today is that I will give you some opening remarks. I’m going to ask John to make any kind of remarks he wants to make, and then I’m going to take you through a presentation that I hope will allow you to walk away and understand the strategic significance of this acquisition — this merger — of these two companies.

I also want to make sure that you will walk away — you’ll understand entirely, through a basic assumption on how you can get from our guidance on revenue down to our guidance on earnings and the kind of expectations we have to get there. So with that, let me make a couple of comments, and, by the way, we’ll have some Q&A after that — no, I’m sorry — after that I’ll turn it over to Bob and let Bob talk a little bit about balance sheet issues and the impact on cash for the company, anything on the financial side he wishes to talk about, and then from there I’m going to turn it over to some Q&A.

Now, in front of you, you should have a copy of the presentation that I’m talking from; in other words, slides that I am using. There is about a 20-minute delay, I understand it, from when I pull them up and — 20 seconds — it better not be 20 minutes — 20 seconds until you will see that slide. So I’m going to try to delay a little bit, and if I’m a little ahead of you, just sort of stick with me on it.

Right now, you should be looking at a forward-looking statement, and as you are looking at that, I will make some comments. Number one, strategically, this is absolutely the best that, in our space, you can put two companies together. Both companies are complementary, as I’ll go over with you, and both not only in geographic expertise but also in product lines — our product lines mesh almost perfectly, but you can talk about manufacturing know-how, which I’ll get into, but if you look at just about everything you can think of two companies — these two companies go together so well.

As all of you know, there are five companies in our space. They’re all public companies. We represent about 95% to 98% of the world contact lens market, but of all of them, these two companies fit together very nicely. From the standpoint of timing, I think the timing couldn’t be any more perfect. We have a dynamic industry. We’ve had a dynamic industry now going into the third year with average in the mid-teens — or I should say, certainly, the low to mid-teen annual reported growth in this industry since 2002, certainly high single-digits in constant currency, and what we’ve done in 2002 and 2003 now has moved into the first six month of this year. Companies, by and large, are still reporting very good sales.

Of course, the two best-performing companies in this space for the last five or six years have been both Cooper and Ocular, another good reason to do it. So we’ve got a very, very hot dynamic industry. We have the two best-performing companies from a culture standpoint. I think John would agree with me, the culture of the two companies are perfect. And then I would tell you, from the standpoint of timing, John and I talked about this for quite a few years, trying to find the time to do this — when is the right time? I think the timing couldn’t be any more perfect now, because we both have built very strong global businesses that complement each other. So if you put all these things together, the timing couldn’t be any better. This company now is in a position to, in time, to become the number-one company in our industry. At least that is our longer-term objective.

John, would you like to make any kind of comments?

John Fruth - Ocular Sciences - Director

No, I think — keep going, Tom, you’re doing fine. I’m listening.

Tom Bender - Cooper Companies - CEO

Okay. Okay, well, let me, if I can, then go on to the presentation. I’m going to let this go for a couple of minutes and then talk about next the kind of strategic fit that we have in the business. We want to look at revenue — top line kind of synergy that we have with the two companies. First of all, let’s target on — let’s focus on product lines. Ocular brings together leading positions is disposable spheres and daily disposables, quite frankly, where Cooper has — does not participate. And, certainly, in today’s disposables, we do not participate. On the other hand, CooperVision is a world leader in specialty lenses — basically torics, multifocals, lenses for dry eyes, and in cosmetic lenses. So from a product line fit, we couldn’t have a better fit. We now can participate locally in every global market with a complete line of products.

If I go to geography, Ocular has a strong position — certainly a much stronger position than Cooper in Japan. They are a strong player in Europe, especially in Germany, where we have a very small presence as CooperVision. On the other hand, CooperVision is a very strong player in North America. We are a very strong player in Europe — in the UK; in France where, by the way, Ocular has a very nice business; Italy, where Ocular has a much smaller presence than we do; and Spain, where we have a very strong position; and Scandinavia we have a strong position.

Now, we talked about North America, we talked about Japan, we talked about all these countries in Europe, we’re talking about more than 95% of the global soft contact lens market. So there’s the fit from a geographic standpoint.

Going to another slide, this one will focus on customers and, remember, we’re talking about product line, geographic fit, and now we’re talking about customers — all three will have impact — additive impact on the top line of these two companies, if they were not together. So we’ll have some synergistic top-line effect.

I think, by now, the slide on customers should be in front of you. Ocular in the U.S., and this is strictly here in the U.S. U.S. is 40% of the world market, and I’m going to use the U.S. as a good example when we talk about customers. Ocular is a very strong player in the retail optometric chains. We have a much smaller presence. On the other hand, CooperVision is a very small player in the independent professional eyecare market, whether it’s optometry or ophthalmology. So from a cross-selling opportunity, from a customer base, I think all of you can see this very clearly that there is an opportunity of these two companies that are strong in different segments of the eyecare market who complement each other beautifully.

And wait a couple of seconds, you’re going to see a slide that focuses on gross profits, and it should be up just about now, but I can start talking right now, and it will be coming up. Let’s talk about manufacturer efficiencies. The platform of both manufacturing technologies in both companies come from the same source — it’s back in the late ‘90s. Both companies went in different directions building out that technology to support their strategic needs. Ocular more on the line of using that technology to focus upon high volume type of products they make, focusing on cutting costs, keep costs at a minimum. Cooper, in the other hand, was building, certainly with efficiencies in mind but building with a different set of parameters, built upon our need, which is more specialty lenses like torics, as an example, multifocal lenses and, lately, cosmetic lenses.

We know that between the Gen II technology, which, by the way, before we made this acquisition — announced this acquisition — it certainly hasn’t closed yet, we are very comfortable that the Gen II technology that Ocular has been working on for a long time is paying off and paying off very, very well, and I’ll take you through that specifically in a minute. But there is absolutely no doubt that they have gotten their costs and their technology well under control that are delivering the kind of results that they have been talking about. And that, by the way, is going to be useful, very useful, for Cooper.

We also believe that our technology change — we haven’t talked to the market too much about it — it’s called CooperSync. We’ll have some opportunities for Ocular’s manufacturing. So when we put the two together, we believe the net result of all this will be enhanced gross profits over the next two to three years.

You will get another slide — it will talk about expense synergies, and I don’t think there’s one of you that can’t flash on this. I was reading an early report today from one of our very good analysts who pointed out a little bit about a concern who he thought it looked a little aggressive because of some examples he had with med tech, kind of, M&A activity in the past. But this is not like the type of med tech activity you’ve had in the past where a company like Medtronics might be buying a mini med or a company in diabetes, which is a new customer. Remember here, we’re talking about two companies that basically have the same customer base and the same functional areas, and there is no doubt that over a period of time, and I would tell you that probably the integration of these two companies should be complete. I’ll talk about two-thirds that complete by the end of the first year, that’s our objective, to get another 20% completed by the end of the second year, and a little bit that’s left will be completed by the end of the third year. But the majority of it will be complete at this time, and all of you should remember we’ve been there, done this before with Bio Compatibles. I think there were people that — I know some of our own analysts were concerned that we could deliver the kind of guidance we gave, but we beat all that guidance, and all of you do remember that. So we know where we’re going to go to do the integration.

By the way, as an example, with the Bio Compatible acquisition, which was a very large — it wasn’t a large — it was a $70m business, but it was very sophisticated, because it was a global business with subsidiaries in about seven or eight European countries. But we found, through the process that we only had about 30 days to get ourselves in position to do the integration. If you recall, in the Bio Compatibles acquisition, we had — we announced on about the middle of January, if I recall correctly, a close by the end of February. So we had to be ready to go pretty quick.

We have a much better opportunity this time around to prepare for this integration, because we probably have three to four months to get our strategies in place and our tactics in place to execute. So we think we can deliver basically what I just gave you a minute ago about carving out the duplication and to find those synergies in the company.

Saying that, too, I would like to focus on people for a minute. Both of these companies have quality people. That’s why the two companies have performed as well as they have. This is because John Fruth or Steve Fanning or Steve Neal or Tom Bender or Bob Weiss, it is because of the wonderful employees and the management we have in this company that are very dedicated. That’s a resource for the combination of these two companies, whether it’s stronger succession planning or building on the quality of our people, we’re in a better position with the two companies together with people than we would be separately. So I want to talk a little bit about — I want you to focus a little bit on that, because it’s certainly where our head is. Again, it comes back to culture — the culture of these two companies nest together very well.

The other one on expense — I threw this under expense synergy, and it probably doesn’t belong there, and I call that R&D overlap. It’s really not an overlap for cost saving, it’s a fact that there is a synergy between the two R&D programs. As you know, we’ve been building product lines and future products around the Proclear technology that came out of the Bio Compatible acquisition as well as one that we’re not talking too much about, but it’s the cosmetic technology that we think is just going to be outstanding.

Ocular, on the other hand, brings great R&D programs in silicone hydrogel that we think we can marry with Proclear, over time; develop, in time, a wonderful fourth generation product line. On top of that, they are developing and interesting concept in multifocals, and they have other R&D projects that probably I shouldn’t be talking too much about. But the excitement is the products of the future when we put the two companies together, because we’re finding that we were going not in an area where we were absolutely working on the same type of products. It was approaching newer products with a different concept in mind. And we’re going to be able to meld that.

Now, this is where we see our market, and you’re going to get another slide. I’m going to wait a little bit, I’ve got to remember that there’s a 20-second delay here — I want to talk a little bit about where we see this market going over the next five years. You’ve heard me talk over and over again, and you’ve seen all the data on the drivers of this market that I think really does explain why it’s such a dynamic market in the eyecare space over the last three years. There isn’t any segment of eye care that’s going anywhere like soft contact lenses, and I won’t get too much into the drivers of myopia. My gosh, we still have new articles coming out about the increase of incidence of myopia around the world and, of course, as all of you know, contact lenses is the product for myopia. But that and the fact that we have favorable demographics are important, too, but here is what we see — and I think you should have the slide now — where this market, we believe it’s going by 2008.

We see the market growing about a compound of 9% — from $3.5b to about $5.4b, and this example, by the way, that 2003 — 3.5 — about a billion of that were specialty lenses. Specialty lenses defined as torics, cosmetic, multifocal, and products for dry eye. We see that going to $5.4b, a compound of 9% and of that $5.4b, we see the specialty lens market doubling to $2.0b in that timeframe. Taking it by geographic area, the Americas, who see growing a compound of about 8% going from $1.6b to $2.4b, still representing about 44% of the world market. Europe going from about $840m, $830m, which is 23% of the world market, to $1.1b, or 22% growing lower to about 6%. The reasons for that, I think, has to do more with the demographic issue. We don’t believe that — we think demographics are basically more neutral than Europe where in the Americas and in Asia we see demographics as favorable. Myopia is pretty much growing around the world, though.

In Asia Pacific — we see the Asia Pacific market as the big growth part of the world, growing a compound 12% in five years from about $1b today, and most of that, I think all of you know, over $850m of that is Japan, which represents 29% of the world market, growing to about $1.8b or 30% of the world market by ‘08. We still see Japan as a real growth opportunity not only because of the growth of myopia. Saw just a report, by the way, two weeks ago, in a science magazine that claims that over 80% of all children under the age of 18 in Japan have myopia.

The other is not that significant — that would be the Mideast, the part of the world that would be west of India that we don’t put in the Asia Pacific — Africa. So it’s not significant. We see Cooper, which was about an $340m vision business in 2003, now when we combine CooperVision and Ocular being about $1.3b and moving from 10% share of the overall soft lens market by 2008 being about 25%. Within the next three years our objective is to move our combination company from now it’s number-three position in the world to the number-two position. We believe that we will certainly be on parity if not passing CibaVision in the number-two position by the end of 2007. That’s our objective. We think it’s absolutely realistic.

Guidance — I think this — I’m going to wait for a minute and let this slide come up. I think the attention here is I want to make sure that everybody understands how — well, it would be on the next slide, I guess — but how we’re going to get from the top line to the bottom line. I won’t repeat too much of this. I think you can see that we see the business in 2005 moving from about $930m to $943m and, by the way, that includes CooperSurgical, to about 1.165 — a little over — almost $1.2b in sales by 2007. The vision business will be knocking on the door of a $1b by 2007 — in fact, we’ll be over $1b. This, by the way, is in fiscal ‘05, fiscal ‘06, and fiscal ‘07 — this is not calendar years.

We see our earnings — I think the guidance out now, or the consensus right now is $3.05 or $3.03 for Coopervision. In ‘05 we see this being very accretive to between $3.25 to $3.35 next year moving pretty dramatically, because — and, by the way, to explain that a little bit is the — we’re not going to be going too awfully fast. We’re not going to do anything that will compromise either Ocular’s or Cooper’s business during this integration process. And you see the payoff, really, is in 2006 going into 2007 when you look at the earnings going from between $3.25 and $3.35 in ‘05 to $4.20 to $4.30, almost a 30% growth in ‘06, and then going to $5 to $5.10 in ‘07. We’re using an effective tax rate of 21%, which we have already given you guidance on for ‘05 and going to 20% in ‘06 and ‘07.

Now, your next question — the next question has got to be, “Well, help me understand, Tom, how in the heck you’re going to go from these revenue numbers to deliver this kind of earnings number?” And that’s what I intend to do with this next slide. I should give you another 20 seconds, I want to make sure you have enough time to see it, and I’m going to take you through the assumptions, the basic assumptions we have made on how we get from A to B.

I think you should have it now — gross profits this year at Cooper Companies is about 65%, and Ocular, it was just reported, I think, almost 60% now that the Gen II is really paying off. We see the combination of the two delivering gross profit of about 63% improving basically over the next three years of getting us back to where we are before the Ocular acquisition. That’s pretty close to 65%. The assumptions, and there are a number — number one, there is absolutely no doubt that at CooperVision, especially with the CooperSync program we have in place, and the better mix in products we have, we’re going to improve a little bit on our gross profit line. We absolutely believe the Gen II technology for Ocular Science will get them pretty darn close in this timeframe up to ‘07, pretty close to 63%. We also know that in CooperSurgical, even though it’s a small part of our business, continues to make improvements in gross profit. So we look at that 63 going to 64.5%, I am telling you that’s a pretty conservative number. We feel very good about that guidance.

Operating expenses — you might be surprised about that one. Both companies spend about 40% of sales on operating expenses. Ocular is a little higher than that for some reasons that they needed to do in short term, but I think their plan was to get back around 39% or 40%. So you’ve got two companies that are looking at 40%. We’re not going to do anything too awfully fast too quickly, considering we’re going down with the same customer base. We have opportunities to leverage off of each other by country. To then give you guidance of 38.5% for operating expenses in ‘05, I know you’re going to say it’s absolutely doable. By the end of ‘05, we’ll have done most of our operating expense synergies, so we’ll be entering ‘06 with probably running pretty darn close to 37%, 36%, anyway. So we think that the 37% in ‘06, 36.5% in ‘07 are absolutely doable.

That brings us down to the operating income line of 24.5% in ‘05 moving to 28% by ‘07. If I look at my earnings, I’ve already given that to you — I’m sorry — my tax rate, I’ve given you that — 21% to 20% to 20%, and then under the shares that you can use in your models are about 45 million in ‘05 moving to 46 million in ‘06 and 46.7 million in ‘07.

With that, I’m going to turn it over to Bob and talk a little bit about the capital structure. Give yourself about another 10 seconds, and that slide should come up.

Bob Weiss - Cooper Companies - CFO

Thank you, Tom, and good morning, ladies and gentlemen. As was mentioned, the overall transaction is about a $1.2b transaction. Half of it is in cash, meaning that we would require $100m in cash. To finance this part of the transaction, Cooper is putting in place a line of credit of $750m. We received a commitment from Key Banc Capital Markets and JP Morgan Chase Bank for an aggregate of the $750m. About $475m of that will be in the form of term loans at A&D and another $75m is anticipated to be under a revolving credit agreement.

At this point in time, we pro forma the key components and overlay the debt. We expect about, worldwide, $770m of total debt and stockholders’ equity is about $1.1b, giving us a total capitalization of almost $1.9b. That leaves our debt to total capitalization at 41%. If we kind of look back a couple or three years ago when we did the Aspect transaction in 1997, at that point in time we leveraged up to about 39% and within three years we were down to 21% in terms of leveraging. When we did the Bio Compatible transaction in early 2002, we leveraged, once again, up to about 39% and then by the end of April this year we were down to 27%. Currently anticipated at while we will be leveraging up to 41%, we expect to rapidly de-leverage consistent with those prior models. In fact, by the end of four years, we expect to pay off the entire debt that we are taking on in this transaction by way of free cash flow.

As far as the financing structure that will be a bridge structure, it’s that we will be able to reduce our interest rate as we de-leverage, consistent with some of our prior bank financings, and it is anticipated that we will fix some of that interest rate in the low 5 range. The credit agreement is split with about five years on the revolver and the term loan [N] and seven years on the term loan B. Market forces will determine how much we have in terms of quick [background noise] and term as well as some of the credit — the revolving credit side.

With that, I guess the only thing I would add is we’re really excited about this transaction. It give us the opportunity to continue to generate substantial earnings accretion as well as cash flow, and on that note I’m going to turn it back over to Tom, who will handle Q&A.

Tom Bender - Cooper Companies - CEO

Mike, before I turn it over to Q&A, there was one thing I forgot to talk about, and when we talked about revenue, I want to talk about some upsides to revenue in the numbers you see, and you can understand what our assumptions are. We are assuming, in the numbers you are seeing for ‘05, as an example, and over this three-year period the CooperVision piece will grow about 13%. And that’s consistent with past guidance, as I said, I felt we would grow CooperVision about 1.5 times the growth of the market, which we perceive over the next decade, growing in a compound of about 8% or 9% — it could get to 10%. We also are assuming in this assumption that the Ocular piece — Ocular will grow about 10%. We’re probably a little bit conservative on that, but right now that’s where our head is. And lastly, and probably very importantly, as you can see with the CooperSurgical piece, we’ve not added anything in for acquisition. So it’s all organic growth, and we’ve always been able to execute our strategy, and I want to make everybody clear that still is a piece of our strategy, going forward. We see CooperSurgical being able to be built the way we’ve done it in the past, and now instead of having one bank we have two banks as Bob, I think, very clearly stated, with the cash flow coming out of the combination of these two companies, it’s absolutely exciting.

So with that, I’d like to ask Joanne Wuensch — Joanne, are you there? Joanne? I’m ready for Q&A, Mike.

Bob Weiss - Cooper Companies - CFO

Hello?

QUESTION AND ANSWER

Operator

Joanne’s line has gone back in. If she could just re-key star 1.

Tom Bender - Cooper Companies - CEO

Okay, Joanne, are you there? Can we go to Charlie Olsziewski maybe?

Charles Olsziewski - UBS Warburg - Analyst

Thomas, how are you?

Tom Bender - Cooper Companies - CEO

Charlie, how are you?

Charles Olsziewski - UBS Warburg - Analyst

I’m very good, thanks.

Tom Bender - Cooper Companies - CEO

Thank you.

Charles Olsziewski - UBS Warburg - Analyst

Congratulations to John, too. Well, we made a comment this morning on our morning call that this was probably the shortest research coverage ever. We only covered Ocular for 27 days, I think. Anyway, what’s the structure of the board going to look like?

Tom Bender - Cooper Companies - CEO

The same board members with the exception we’re going to add — John Fruth is coming on the board — [inaudible] and Ed Cummins, a good friend, person, that I’ve worked with very closely — Norris and I work with very closely at Allergan. He was the chief financial officer at Allergan; was on the Ocular board; actually, a strength to Ed and John’s — our board.

Charles Olsziewski - UBS Warburg - Analyst

Okay.

Tom Bender - Cooper Companies - CEO

So those are the two additions.

Charles Olsziewski - UBS Warburg - Analyst

Regarding — do you anticipate, as part of this any facility, closures or product divestitures?

Tom Bender - Cooper Companies - CEO

I think it’s too early to talk about that now, but you can assume that there will be some consolidation. After all, we have the Bio Compatible acquisition is a good example, Charlie, where we certainly put some of that together. I would say the main manufacturing plants are not going to be affected at all. If you think about it, Ocular’s UK operation is dedicated basically to daily disposables. We hope to add some more volume there with this acquisition. And in Puerto Rico, absolutely, that’s where the rest of their — we need all the capacity we have, anyway. So, if anything, there maybe something in what I would call the non-strategic lines. But I think that’s the best way for me to answer.

Charles Olsziewski - UBS Warburg - Analyst

And are there any collars on this deal?

Tom Bender - Cooper Companies - CEO

There aren’t any.

Bob Weiss - Cooper Companies - CFO

The answer is no.

Charles Olsziewski - UBS Warburg - Analyst

Okay.

Tom Bender - Cooper Companies - CEO

I was waiting for you to come.

Charles Olsziewski - UBS Warburg - Analyst

And as far as you talk about two-thirds of the integration kind of complete within the first year and 20% in the second — how do you see that staging? In other words, what are you focusing on in the first year?

Tom Bender - Cooper Companies - CEO

A good question. I’m glad you asked that question, quite frankly, so people can understand how it flows. You know, I said at the end of the first year we want to have two-thirds done — hopefully, even more than that. The areas — and we have more time, absolutely. You had three to four months to do this [background noise] the Bio Compatible acquisition, you remember, we really had to get started real quickly.

A lot of the G&A supported areas you can do pretty quickly. We have a great resource of people to choose from, and there will be some — absolutely — some jobs going away. The areas that we probably are going to go extremely slowly on, just like we did with Bio Compatibles, is areas like customer service, IT. We’re not going to do anything that’s going to jeopardize the kind of results for these two businesses. This isn’t, as I pointed out, from going from a med tech company buying another company that’s in a completely different market, where you need all the infrastructure. For God’s sake, these two companies market to the same customer base, and there are going to be things we can do very quickly, but I guarantee you, we’re not going to go too quickly.

Charles Olsziewski - UBS Warburg - Analyst

Okay, that’s good.

Tom Bender - Cooper Companies - CEO

Are you still there?

Charles Olsziewski - UBS Warburg - Analyst

That’s great, I’m here.

Tom Bender - Cooper Companies - CEO

Okay.

Charles Olsziewski - UBS Warburg - Analyst

I’ll pass the baton.

Tom Bender - Cooper Companies - CEO

Okay. I think Joanne’s back on. Joanne?

Joanne Wuensch - Gerard Klauer Mattison - Analyst

I’ve got disconnected. Can you hear me now?

Tom Bender - Cooper Companies - CEO

I’ve got you.

Joanne Wuensch - Gerard Klauer Mattison - Analyst

Oh, sorry about that.

Tom Bender - Cooper Companies - CEO

How are you doing?

Joanne Wuensch - Gerard Klauer Mattison - Analyst

I’m fine, thank you, how are you?

Tom Bender - Cooper Companies - CEO

I’m doing great.

Joanne Wuensch - Gerard Klauer Mattison - Analyst

I can tell. Congratulations.

Tom Bender - Cooper Companies - CEO

Oh, God, Joanne, it’s always fun, but this has been a great — hasn’t this been great over these years? God Almighty, can you believe it? You know, John and I have been trying to do this for a long time. I’ve got him over here. He’s been laughing. He’s probably laughing for other reasons, too, but he is — I tell you, he’s so happy for his people, and, I tell you, the two companies — the culture of these two companies is so closely entwined. But go ahead, Joanne.

Joanne Wuensch - Gerard Klauer Mattison - Analyst

Well, that’s the perfect lead into sort of a sticky question, which is how do you combine these two facilities and people? Have you quantified which people you’re keeping? Which manufacturing facilities you’re keeping? Do you have multiple offices for administration? I mean, that type of sort of —

Tom Bender - Cooper Companies - CEO

You know, a good question, but, you know, I’m going to sidestep you a little bit. I think it’s too early for me to go too public on that. After all, you know we’re going to do that. You know, certainly, the planning — we’ve been talking seriously about this thing, John, for about three months now. So we’ve certainly [inaudible] through what we’re going to do, but I’d rather not go public on that too much. But there will be some. You saw — again, coming back — we’ve been there done this before. People look at Bio Compatible and say, “Well, Tom, that’s a $70m business.” Hey, whether $70m or $700m, putting integration together is still the same situation. You’re going through the same type of decisions you have to make. Bio Compatibles didn’t have an organization that sat in one shop. It was a very global company, and we’ll get there, Joanne, and, over time, I think we will talk more about it.

Joanne Wuensch - Gerard Klauer Mattison - Analyst

Okay. If we have to sort of step back and look at some of the things which cause investor concern with Bio Compatibles, it was the DSO days, the inventory days. If you sort of have to prepare us for anything, what should we be looking for?

Tom Bender - Cooper Companies - CEO

No, I think the biggest concern with Ocular, you look at over the past couple of years has been around — “When in the hell have you guys every going to — you know, is it going to give us the results? When are you going to deliver on Gen II?” And, boy, if you don’t think we haven’t been in there to look at. They have already have gone from 52% gross margins, I think, back a year ago, to I think the last — the quarter before was, like 57%. I may be wrong, but 57, it’s almost 60 now. They’ve got it. And I think if there was any concern for us, going in, and let’s get really close and get this due diligence done and what we ought to look for. I think that was the one thing, I would tell you that’s the one thing, and we came away — we weren’t just okay with it. We got excited about it, because we saw the application very quickly for manufacturing.

I know, for a fact, from their viewpoint, when they look at our manufacturing, they see the same thing for their manufacturing. So I think that’s — I think I’m giving you some pretty good conservative guidance. That’s why I wanted to take you through — I won’t call it their model, but the model assumptions on what we expect in its gross profit in the revenue line, were there any upsides or downsides, the gross profit line, the expense line, and get you down to that earnings line so you can understand how we got there.

Joanne Wuensch - Gerard Klauer Mattison - Analyst

Any concerns about Hart Scott Rodino?

Tom Bender - Cooper Companies - CEO

No, I don’t think we do. I think right now we have to let that — we don’t see it, but, you know, we have to let that play itself out.

Joanne Wuensch - Gerard Klauer Mattison - Analyst

Okay, I’ll jump back in queue. Thanks and congrats.

Tom Bender - Cooper Companies - CEO

Okay, thank you. [Jeff Johnson]?

Jeff Johnson Analyst

Tom, how are you?

Tom Bender - Cooper Companies - CEO

I’m doing great, Jeff.

Jeff Johnson Analyst

Good, congratulations as well. I’ll throw mine out there. I always figured you guys would get a $1b. It’s moving up a little sooner, huh?

Tom Bender - Cooper Companies - CEO

Yes, we are, but I think there’s a lot of guys like you who are wondering when we were going to do it.

Jeff Johnson Analyst

Well, this will accelerate it. A couple of high-level questions, if I could. Pipeline-wise, I’m sure this doesn’t change things a whole lot, but Ocular has been talking about bringing a continuous-wear lens into the market potentially by mid-’05. You guys have been talking maybe later ‘05. Would that still stay in play and, at the same time, could Ocular at all help you accelerate any product introduction into the Asian market, especially Japan?

Tom Bender - Cooper Companies - CEO

Well, I think there’s a yes to both, and maybe I should turn this over to John a little bit about the silicone.

John Fruth - Ocular Sciences - Director

This is John Fruth.

Jeff Johnson Analyst

Hey, John.

John Fruth - Ocular Sciences - Director

I don’t see the schedule changing on the silicone hydrogel. We’re still on track to that, and we think that’s an important new category that’s developing. In terms of Japan, Ocular has got — I think it’s about four additional products that we expect approvals from the Ministry of Health and Welfare towards the latter part of this year, early in ‘05. So that’s going to give us an opportunity, along with the Cooper products, further leverage in Japan.

One of the other things I wanted to add to what Tom was saying, looking at the — if you go back to the growth opportunities worldwide, Asia is the fastest-growing market and expected to be over the next several years, and I think the opportunity for the two companies together, the added scale, gives us the opportunity to play in emerging markets like China and India, where it would be more difficult for us to operate independently. So Asia certainly is going to be a big additional plus for the combined companies.

Jeff Johnson Analyst

Great. That’s very helpful, John. Could you review those four products or at least just give us — remind us again, those four products that are looking towards approval in Japan?

John Fruth - Ocular Sciences - Director

Steve Fanning, are you there?

Steve Fanning - Ocular Sciences - CEO

I’m here, John.

John Fruth - Ocular Sciences - Director

The four product approvals in Japan — there was — another daily disposable was there?

Steve Fanning - Ocular Sciences - CEO

That’s correct. We have two dailies coming — our toric and another 55 coming, John.

John Fruth - Ocular Sciences - Director

Right, so our disposable toric will be one of those products. We’ll be the only company in Japan with two different daily disposable products. That’s the biggest daily disposable market in the world. So those products are going to give us a further boost in that market.

Jeff Johnson Analyst

Let me switch gears, if I could here, just for a second. Going back to the U.S. market, on the retail side, you know, I definitely foresee some opportunities, given Ocular, your strength and in retail and then opening that up potentially for Cooper. But I’m assuming the brand names will stay separated and what opportunities can we really key off of in the retail segment for Cooper lenses now at this point?

Tom Bender - Cooper Companies - CEO

Let’s see if I understand that point. Just the relationship itself gives you an opportunity to bring in some of our products, our specialty products, into those customers. I think it’s opening doors, without getting any more specific than that, is what I see a key opportunity. This cross-selling like any other cross-selling opportunity. I think with the independent practitioner, too, I think especially with Ocular’s daily disposable, I think we have an opportunity to expand our position in the U.S.

And, by the way, going back to Japan real quickly, please remember, 60% of the daily disposable market in the world is in Japan, and Ocular has a very strong position not only with the old Seiko organization but now, of course, I think it’s been announced they have a Medicon. Medicon will be showing Ocular’s products, and there may be opportunities to do even more with Medicon, and why that’s important, Jeff, is that Medicon is the oldest contact lens company in Japan. It goes back to, I want to say the ‘50s or even ‘40s, but a long time — a big company in Japan. A big company, by the way, they have a good market position in Germany, too, but certainly in Japan. And I think with their image and their marketing clout in Japan, that’s a big upside to the Ocular product line, especially the daily disposable product — their daily — our — going to be our daily disposable product line in Japan.

So the Medicon relationship, it’s going to be strong. I think the Ocular’s strength with our product line fits what we call our “spoke” strategy in Japan, which, by the way, I don’t want to confuse you too much but, remember, we are attacking the Japanese market from a number of different fronts — not only with [Roto], but you saw the recent announcement we made with ABO that we’re doing a product line that we had on our shelf, and do anything with, they will be marketing that product line in Japan. We have another partner for our Proclear, which we’re probably going to bring back in, and now we have Ocular. We have a number of different ways that we are gaining market share in the second-largest market in the world, which is Japan.

I’m not confusing you too much, am I?

Jeff Johnson Analyst

No, no, I think I’ve got it all, Tom. I appreciate it. That’s all I’ve got.

Tom Bender - Cooper Companies - CEO

Okay, thanks a lot. Tom, I know you’ve been waiting. Just a minute, Tom, just a minute.

John Fruth - Ocular Sciences - Director

If I could just make one additional point on the leverage opportunities in the U.S. market for the major optical chains, they’re looking to consolidate the number of providers, and by adding additional products, we become more of a one-stop shop for them, and they see that as an advantage. So putting the two product lines together, along with the relationship, is another synergy that’s appreciated by the major retailers like the Lenscrafters and the Pearles and companies like that.

Tom Bender - Cooper Companies - CEO

You know, it’s one thing, too, John, we don’t talk too much about, but if you look at each in the product lines, you know, the breadth of product lines, there is nobody — I don’t care if the chains — none of them have the breadth now with Ocular and Cooper together, and that’s an important consideration and one that probably I hadn’t focused enough on. Tom, I know you’ve been waiting. I’m sorry. How are you?

Unidentified Speaker

No, no problem, just fine, thank you, Tom, and congratulations to you all. This is exciting stuff.

Tom Bender - Cooper Companies - CEO

Well, great, I hope you’re as happy about it as we are.

Unidentified Speaker

Well, I’m not a shareholder, so —

Tom Bender - Cooper Companies - CEO

You could be happy for me.

Unidentified Speaker

Oh, I am, I absolutely am. Hey, I just wanted to get clear — make sure I understood the distribution strategy. Will you be merging just direct sales forces or are they going to run separately? And in a place like Japan, where you’re going through different distributor networks, does that consolidate or is this just kind of running in parallel?

Tom Bender - Cooper Companies - CEO

No, they go together, Tom. We’re going to consolidate. We’re not going to have two separate sales forces.

Unidentified Speaker

Okay.

Tom Bender - Cooper Companies - CEO

That’s an expense area.

Unidentified Speaker

I know it’s early days, but do you guys think there’s any revenue synergies when you knot the sales forces together and there’s some overlapping product?

Tom Bender - Cooper Companies - CEO

You know, that’s great. A lot of people don’t think about — you always look at the positives, is there any possible negatives here? Yeah, I’m going to be very frank with you, and I think there’s some even in my organization who would disagree with me, but I think there’s going to be a little bit of that. I think it’s more than offset by the top-line synergies that, quite frankly, Tom, are very conservative in the numbers we’ve thrown out. I mean, it could be — you know, I’ll give you an idea of what we’ve probably thrown in there — maybe $10m, $15m, something like that.

Unidentified Speaker

In just synergies?

Tom Bender - Cooper Companies - CEO

It could be $40m, $50m on the top line in the first year. You don’t want to get too [crosstalk] —

Unidentified Speaker

ON synergies, right, right, right.

Tom Bender - Cooper Companies - CEO

Some more top line on the vision side, and I’ve got to tell you, I think, as we get further into this thing, we’re going to be able to give you better guidance, going forward. But right now I want to keep it — you know, look, we’ve been all down this track before. Every one of you that followed Cooper for the past few years remember Bio Compatibles, and I recall everybody saying, “My God, Tom, I don’t see how you guys are going to get there.” But we always felt at that time that those numbers were pretty conservative, too. And we did, we more than delivered them. I want to be there with this, too.

Unidentified Speaker

That’s fair enough.

Tom Bender - Cooper Companies - CEO

You know what I mean? I want to be careful, but things — I don’t see things going the other way. I see them going up rather than down.

Unidentified Speaker

Okay, so, Tom, in terms of this process is there a date when you will be back with a little more granularity on where your synergies are from a revenue perspective? What’s the process look like?

Tom Bender - Cooper Companies - CEO

I think we can — on our conference call the end of August — Norris, is that right, the end of August for our third quarter? I think we will keep you abreast of what we think. So you’ll be hearing me talk about — we’re just — Cooper Companies results will get you a heads up on where we see our — the guidance going with the combination, even though we have not completed the deal or haven’t closed, we’ll continue to keep you up-to-date. I would tell you, you’ll get some very clear, I think, guidance by the end of our fiscal year.

Unidentified Speaker

Okay.

John Fruth - Ocular Sciences - Director

Could I add one point to that, Tom? In terms of the synergies, Tom, on the top line, we’ve got a figure product portfolio in each salesman’s bag. If you look at those expenses you can see that we’re going to have more salesmen on the street than either company by itself. They’ll have fewer customers to cover with a greater product line. And the key to our business and both of our strategies are the same — winning the hearts and minds of the doctor — not going on TV.

Tom Bender - Cooper Companies - CEO

Yeah, we’re not consumer [inaudible] —

John Fruth - Ocular Sciences - Director

And we leverage that relationship, that salesman’s relationship. So they’re going to have salesman, saleswoman, they’re going to have fewer customers to call on with more products in their bag, and we’re going to leverage that relationship and that goes right to the bottom line.

Unidentified Speaker

Yes, that makes sense. Hey, last question, and, John, I’m less familiar with your guys kind of pipeline and forecast, but one thing I did pick up, just looking at the numbers, was you grew about 5% constant currency the first half of this year, and the consensus revenue estimates for you all, for Ocular, for ‘05 and ‘06, and I think in this guidance here, as well, you’re giving us, it’s kind of more in the 10%, 11% range. Can you just characterize where that acceleration comes from in the business?

John Fruth - Ocular Sciences - Director

Well, I think that if you look at where Ocular is today, we’ve got a pipeline of products that are just coming. We mentioned some of them in Japan. We just launched the Aspheric weekly disposable in the U.S. It’s getting great reception. A multifocal coming, as well as another two-week disposable product; the U.S., we are just starting to launch daily disposables; and we got the silicone hydrogel coming next year. So the growth side of it is coming from a new product pipeline that gives us a real opportunity to participate in new markets as well.

Tom Bender - Cooper Companies - CEO

Tom, can I answer it even another way. If you look at Ocular’s performance, I think you’ll flash on very quickly that their international business is growing very well. A lot of that is Japan as well as Europe. Where they’re getting hurt is in the U.S., as we see that. But remember what Ocular used to be — Ocular was a commodity disposable [seer] business, and there’s no doubt we’re kicking their butt a little bit and Advantage was, you know, Acuvue Advantage was hurting them a little bit, and they were a little slow, and they’ve done very well with their new specialty products, but what they really did in the last six months, I think, has been very smart, and that is they moved their new product, which is — it’s a premier-designed [seer]. It’s not what I would call a commodity, and what they’re trying to do is move those patients that are on the old Bio Medics product into this better product. To do that effectively, they took a step back, and it’s hurt their sales this year, because they sure as hell didn’t have 5% constant currency last year. It’s only the first six months of this year. With the strategy that they said they would do so they wouldn’t have a lot of overlap of inventory. So what they did is they allowed that inventory of the old product to decline as they built this new product in. So we looked at that pretty strongly, too, to make sure we didn’t have a hurt hunter, here — somebody’s lost a leg. They haven’t lost a leg, it was part of their strategy.

Unidentified Speaker

Okay, that’s helpful color, gents. Thanks to you both and, again, congratulations.

Tom Bender - Cooper Companies - CEO

Listen, Michael, we’re going to close right now, because we’re getting real close to B&L. In fact, within two or three minutes, B&L is going to be having their conference call. We don’t want to overlap into that. So what I’d like to do — those who are waiting to talk to us, you know what the number is. We’ll talk to anybody you want to talk to — that wants to talk to us, but we’re going to close this right now, and I’ll turn it back, and I would tell you — I guess my last comment is we’ll be talking to all of you — I think it’s August the 31st, and in the meantime, if you have anything you want to talk to us about, give us a call. Michael, it’s all yours.

Operator

Ladies and gentlemen, thank you for your participation on today’s conference call. You may now disconnect.

COOPER COMPANIES FORWARD-LOOKING STATEMENTS

This document contains “forward-looking statements” as defined by the Private Securities Litigation Reform Act of 1995. These include certain statements about the merger with Ocular Sciences, our capital resources, performance and results of operations. In addition, all statements regarding anticipated growth in our revenue, anticipated market conditions, planned product launches and results of operations are forward-looking. To identify these statements look for words like “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates” or “anticipates” and similar words or phrases. Discussions of strategy, plans or intentions often contain forward-looking statements. Forward-looking statements necessarily depend on assumptions, data or methods that may be incorrect or imprecise and are subject to risks and uncertainties. These include risks related to the inability to obtain, or meet conditions imposed for governmental and other approvals of the proposed merger, including approval by stockholders of both companies; the risk that the Cooper and Ocular Sciences businesses will not be integrated successfully; risks related to any uncertainty surrounding the merger, and the costs related to the merger; the risk that the combined company may not continue to realize anticipated benefits from its cost-cutting measures; the ultimate validity and enforceability of the companies’ patent applications and patents and the possible infringement of the intellectual property of others.

Events, among others, that could cause actual results and future actions to differ materially from those described in forward-looking statements include major changes in business conditions, a major disruption in the operations of our manufacturing facilities, new competitors or technologies, significant delays in new product introductions, the impact of an undetected virus on our computer systems, acquisition integration delays or costs (including with respect to the Ocular Sciences integration), increases in interest rates, foreign currency exchange exposure, investments in research and development and other start-up projects, dilution to earnings per share from acquisitions or issuing stock, worldwide regulatory issues, including product recalls and the effect of healthcare reform legislation, cost of complying with new corporate governance requirements, changes in tax laws or their interpretation, changes in geographic profit mix effecting tax rates, significant environmental cleanup costs above those already accrued, litigation costs including any related settlements or judgments, cost of business divestitures, the requirement to provide for a significant liability or to write off a significant asset, including impaired goodwill, changes in accounting principles or estimates, including the potential cost of expensing stock options, and other events described in our Securities and Exchange Commission filings, including the “Business” section in our Annual Report on Form 10-K for the year ended October 31, 2003. We caution investors that forward-looking statements reflect our analysis only on their stated date. We disclaim any intent to update them except as required by law.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

In connection with the Acquisition, Cooper and Ocular Sciences intend to file relevant materials with the SEC, including a registration statement on Form S-4 that will contain a prospectus and a joint proxy statement, and other relevant materials. The joint proxy statement/prospectus will be mailed to the stockholders of Cooper and Ocular Sciences. INVESTORS AND SECURITY HOLDERS OF COOPER AND OCULAR SCIENCES ARE URGED TO READ THE PROSPECTUS AND JOINT PROXY STATEMENT AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT COOPER, OCULAR SCIENCES AND THE ACQUISITION. The joint proxy statement, prospectus and other relevant materials (when they become available), and any other documents filed by Cooper or Ocular Sciences with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Cooper by contacting Christine Bender (Investor Relations), The Cooper Companies, Inc., 21062 Bake Parkway, Suite 200, Lake Forest, CA 92630, 949-597-4700, ir@coopercos.com. Investors and security holders may obtain free copies of the documents filed with the SEC by Ocular Sciences by contacting EVC Group, Inc, 90 Montgomery Street Suite 1001, San Francisco, CA 94165, 415-896-6820, ocularir@evcgroup.com.

Cooper, Ocular Sciences and their respective officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the proposed merger. A description of the interests of the directors and executive officers of Cooper is set forth in Cooper’s proxy statement for its 2004 annual meeting, which was filed with the SEC on February 6, 2004. A description of the interests of the directors and executive officers of Ocular Sciences is set forth in Ocular Sciences’ proxy statement for its 2004 annual meeting, which was filed with the SEC on April 22, 2004. Investors and security holders may obtain additional information regarding the interests of such potential participants by reading the proxy statement and prospectus regarding the Acquisition when they become available.